

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Mark Zagorski
Chief Executive Officer
DoubleVerify Holdings, Inc.
233 Spring Street
New York, NY 10013

> **Re: DoubleVerify Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 12, 2020**
> **CIK No. 0001819928**

Dear Mr. Zagorski:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated October 19, 2020.

DRS/A Submitted on November 12, 2020

Prospectus Summary, page 1

1. We note your response to prior comment 1 regarding the basis for your belief as to why you are a "leading software platform for digital media measurement and analytics" industry. Please briefly summarize your response in your prospectus summary; i.e., that you base your leadership on the breath of solutions you offer, your track record of innovation, and your accreditations.

Use of Proceeds, page 42

2. Please disclose that affiliates of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will receive net offering proceeds in connection with the repayment of the New Revolving Credit Facility. Quantify the amounts they will receive.

 You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Morgan J. Hayes, Esq.